FILED BY SORRENTO NETWORKS CORPORATION PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14a-12 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SORRENTO NETWORKS CORPORATION

COMMISSION FILE NO. 0-15810

Press Release

FOR IMMEDIATE RELEASE

Zhone Technologies Questions and Answers

Overview of Zhone

Oakland, CA | April 22, 2004

Q1: Who is Zhone?

A1: Zhone Technologies, Inc. was founded in 1999 by the senior management team that grew Ascend communications from its inception to the multi-billion dollar company acquired by Lucent Technologies. Zhone offer network service providers a simplified, comprehensive architectural approach to delivering services over their access networks.

Q2: Is Zhone a public company?

A2: Zhone is publicly traded on NASDAQ under the symbol ZHNE.

Q3: How many employees does Zhone have?

A3: Zhone has approximately 250 employees.

Q4: What has been Zhone’s revenue during the past few quarters?

A4: Zhone has had revenues of $17.1, $20.5, $22.2, and $23.3 million for the past four quarters.

Q5: What types of products does Zhone have?

A5: Zhone products enable carriers to easily migrate from traditional circuit-based technology to packet-based networks while substantially reducing operating costs. Zhone’s products also allow service providers to transition to a fiber infrastructure while continuing to operate their current copper-based network. In addition, Zhone’s products allow service providers to add new subscriber services more quickly than is possible with conventional copper access solutions. You can read more about Zhone’s product portfolio at www.zhone.com

Q6: Where are Zhone’s offices located?

A6: Zhone is headquartered in Oakland, California.

Q7: Who are Zhone’s customers?

A7: Zhone has over 10 million access lines deployed at over 300 service providers, across six continents. Key customers include:

North America

Arrival Communications Bayland Telephone

Consolidated Communications CP-Tel Network Services

Dixie-Net Communications OmniTel Communications

SRT Communications Tricom

Europe

British Telecommunications (BT) Noicom SPA

Asia

Etisalat

Q8: Who are members of Zhone’s senior management?

A8: Zhone’s senior management includes:

Mory Ejabat Chairman & Chief Executive Officer

Jeanette Simmons Chief Technology Officer & VP, Engineering

You can read more about Zhone’s management at www.zhone.com

The Transaction

Q1: What are the key terms of the proposed transaction?

A1: Zhone will issue 0.90 shares of common stock for every share of Sorrento common stock. Zhone will assume all outstanding liabilities of Sorrento, including its outstanding debentures. Stock options and warrants of Sorrento will be assumed by Zhone and convertible at the above exchange rate into options and warrants to purchase Zhone common stock. Sorrento will become a wholly owned subsidiary of Zhone. This acquisition is contingent upon regulatory approval and certain closing conditions.

Q2: What is the timeline for this transaction?

A2: This transaction requires the approval of Sorrento’s stockholders, and is expected to be completed before September 2004.

Q3: What are the benefits to Sorrento for this transaction?

A3: This transaction strengthens and expands Sorrento’s product portfolio, customer base, and overall resources. This combination with Zhone provides Sorrento the platform to sell to some of the world’s largest service providers. Additionally, this transaction will leverage the technology and R&D efforts of both companies.

Q4: How will this transaction affect Sorrento’s customers?

A4: This transaction will have no immediate effect on Sorrento’s customers or the process of ordering products – except that Sorrento’s customers will now have access to a much broader product portfolio. Over time, Zhone will work with Sorrento’s customers to transition the ordering process to Zhone.

Integration

Q1: What is the future of the Sorrento and Zhone product lines?

A1: We expect to continue investments across each of the individual product lines while combining our research and development efforts on the next generation of access solutions. As with any acquisition, specific information about product strategies and related investments will be identified during the planning and integration process.

Q2: Are there any product synergies between the two companies?

(How does Sorrento’s products fit into Zhone’s product line?)

A2: Zhone Technologies produces a variety of communications equipment addressing the local access markets providing voice, data and video subscriber services to service providers and other customers. This includes Routers, multi-service Gateways, digital cross-connects, and a variety of other access products. The addition of Sorrento’s access and metro/regional DWDM transport capabilities is a natural extension of this capability creating a more complete and consistent solution from the access market all the way to the metro core.

Q3: Are there any overlaps in the products and/or markets?

A3: The products are very complimentary. Whereas Zhone’s products address the multi-service access needs of service providers and others, Sorrento provides the transport mechanisms to efficiently handle this traffic throughout the fiber networks. From market position, there is also a good fit for us among our customers. They all need many of the services that both our companies provide. Having a consistent product line providing a broader range of capabilities has significant benefits for our customers while creating a competitive advantage for us.

Q4: Will there be a reduction in force as a result of this transaction?

Q4: As with most organizational mergers, we expect there will be some redundancies across both Sorrento and Zhone, primarily in the areas where we have operational overlap. We don’t have specifics about the scope at this time, but will be determining this as part of integration planning, and will communicate details once we have them.

Q5: Will Sorrento employees become Zhone employees?

Q5: Upon the closing of the acquisition, Sorrento employees will become employees of Zhone.

Q6: Will Sorrento employees need to relocate to Oakland?

A6: Sorrento employees will continue to work out of San Diego and Sunnyvale. Decisions on relocations, if any, will be determined as the need arises.

Q7: When will Sorrento employees get to meet members of Zhone’s management?

A7: As part of the integration process, we will be scheduling communication meetings at the San Diego and Sunnyvale locations, which will include members of Zhone’s management.

Forward-Looking Statements

This press release contains forward-looking statements made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including forward-looking statements regarding the amount and timing of synergies that may be achieved in connection with the acquisition, the strength of the combined company’s balance sheet following the acquisition, the degree to which the combined company will alter the competitive landscape in its industry, prevailing market conditions and the combined company’s ability to successfully fulfill its customers’ needs. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include the possibility that the acquisition may not close on the terms described in this release, or at all, the possibility that the intended benefits of the acquisition may not be fully realized, the failure of the combined company to retain key employees, the failure of the combined company to manage the cost of integrating the businesses and assets of Sorrento and Zhone, general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular the optical networks industry, the combined company’s inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, and higher than anticipated expenses the combined company may incur in future quarters. In addition, please refer to the risk factors contained in Sorrento’s SEC filings, including, without limitation, Annual Report on Form 10-K filed with the SEC on April 22, 2004, and in Zhone’s SEC filings, including, without limitation, Zhone’s Annual Report on Form 10-K filed with the SEC on February 26, 2004. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The companies undertake no obligation to update publicly or revise any forward-looking statements.

About Sorrento Networks

Sorrento Networks, headquartered in San Diego, CA, makes optical networking equipment for carriers and enterprises worldwide. Sorrento’s products help customers increase profitability by improving transport efficiency and expanding the addressable market of their fiber networks. Sorrento’s customer base and market focus includes cable TV operators, telecom carriers, and service providers. Sorrento’s products are also used for storage area networking (SAN) and enterprise private networking. Sorrento Networks’ GigaMux product line is designed for high-performance, multi-protocol metro and regional WDM transport. GigaMux consists of compact, flexible, and cost-effective sub-systems based on a “pay-as-you-grow” architecture that allows carriers and enterprises to start small and expand their networks in conjunction with customer demand. Additional customer, product, and financial information about Sorrento Networks can be found at www.sorrentonet.com

Forward-Looking Statements

Except for historical information contained herein, the matters discussed in this release are forward-looking statements that involve risks and uncertainties. Words such as “plans,” “expects,” “intends,” and variations of such words and similar expressions are intended to identify such forward-looking statements. The forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The occurrence of actual events may differ materially due to a variety of factors, including without limitation the following: (1) Sorrento Networks’ ability to fund its operations until such time that revenue and orders improve, including its ability to raise additional equity or debt financing; (2) unanticipated technical problems relating to Sorrento Networks’ products; (3) Sorrento Networks’ ability, or lack thereof, to make, market and sell optical networking products that meet with market approval and acceptance; (4) the greater financial, technical and other resources of Sorrento Networks’ many, larger competitors in the marketplace for optical networking products; (5) changed market conditions, new business opportunities or other factors that might affect Sorrento Networks’ decisions as to the best interests of its shareholders; and (6) other risks detailed from time to time in Sorrento Networks’ reports filed with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION CONTACT:

Joe Armstrong	Paul Zalloua
Sorrento Investor Contact	Sorrento Media Contact
(858) 450-4934	(408) 328-4592
jarmstrong@sorrentonet.com	pzalloua@sorrentonet.com